UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Atlas Pipeline Partners, L.P.

(Name of Issuer)

Common Units, representing limited partnership interests

(Title of Class of Securities)

049392103

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049392103

1.	Names of Reporting Persons Lehman Brothers Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person 13-3216325

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,476,854

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,476,854

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,476,854

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.8%(1)

12.	Type of Reporting Person (See Instructions) HC/CO

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 049392103

1.	Names of Reporting Persons Lehman Brothers Inc.
S.S. or I.R.S. Identification No. of Above Person 13-2518466

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,283,672

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,283,672

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,283,672

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.3%(1)

12.	Type of Reporting Person (See Instructions) BD/CO

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 049392103

1.	Names of Reporting Persons LB I Group Inc.
S.S. or I.R.S. Identification No. of Above Person 13-2741778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 965,909

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 965,909

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 965,909

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.5%(1)

12.	Type of Reporting Person (See Instructions) CO

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 049392103

1.	Names of Reporting Persons Lehman Brothers MLP Opportunity Associates LLC
S.S. or I.R.S. Identification No. of Above Person 20-8727524

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 193,182

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 193,182

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,182

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%(1)

12.	Type of Reporting Person (See Instructions) OO

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 049392103

1.	Names of Reporting Persons Lehman Brothers MLP Opportunity Associates LP
S.S. or I.R.S. Identification No. of Above Person 20-8727697

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 193,182

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 193,182

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,182

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%(1)

12.	Type of Reporting Person (See Instructions) PN

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

CUSIP No. 049392103

1.	Names of Reporting Persons Lehman Brothers MLP Opportunity Fund LP
S.S. or I.R.S. Identification No. of Above Person 20-8727922

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 193,182

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 193,182

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,182

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%(1)

12.	Type of Reporting Person (See Instructions) PN

(1)          Based on 38,686,994 Common Units outstanding at September 30, 2007 as reported in the Form 10-Q for the quarter ended September 30, 2007.

Item 1.
(a)	Name of Issuer Atlas Pipeline Partners, L.P.
(b)	Address of Issuer’s Principal Executive Offices 1550 Coraopolis Heights Road Moon Township, Pennsylvania 15108

Item 2.
(a)

Name of Person Filing:
Lehman Brothers Holdings Inc.

Lehman Brothers Inc.

LB I Group Inc.

Lehman Brothers MLP Opportunity Associates LLC

Lehman Brothers MLP Opportunity Associates LP

Lehman Brothers MLP Opportunity Fund LP

(b)

Address of Principal Business Office:

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

Lehman Brothers Inc.

745 Seventh Avenue

New York, New York 10019

LB I Group Inc.

399 Park Avenue

New York, New York 10022

Lehman Brothers MLP Opportunity Associates LLC

399 Park Avenue

New York, New York 10022

Lehman Brothers MLP Opportunity Associates LP

399 Park Avenue

New York, New York 10022

Lehman Brothers MLP Opportunity Fund LP

399 Park Avenue

New York, New York 10022

(c)

Citizenship or Place of Organization:

Lehman Brothers Holdings Inc. (“Holdings”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers Inc. (“LBI”) is a corporation organized under the laws of the State of Delaware.

LB I Group Inc. (“LB I Group”) is a corporation organized under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LLC (“MLP Opport. Assoc LLC”) is a limited liability company formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Associates LP (“MLP Opport. Assoc LP”) is a limited partnership formed under the laws of the State of Delaware.

Lehman Brothers MLP Opportunity Fund LP (“MLP Opport. Fund”) is a limited partnership formed under the laws of the State of Delaware.

	(d)	Title of Class of Securities: Common Units
	(e)	CUSIP Number: 049392103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	A broker or dealer under Section 15 of the 1934 Act
	(b)	☐	A bank as defined in Section 3(a)(6) of the 1934 Act
	(c)	☐	An insurance company as defined in Section 3(a) (19) of the 1934 Act
	(d)	☐	An investment company registered under Section 8 of the Investment Company Act of 1940
	(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of investment Company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	A group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned: See Item 9 of cover pages.
	(b)	Percent of class: See Item 11 of cover pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition
		(iv)	Shared power to dispose or to direct the disposition
See Items 5-8 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

LBI is the actual owner of 317,763 of the Common Units reported herein. LBI, a broker-dealer registered under Section 15 of the Act, is a wholly-owned subsidiary of Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings may be deemed to be the beneficial owner of the Common Units owned by LBI.

LB I Group is the actual owner of 965,909 of the Common Units reported herein. LB I Group is a wholly-owned subsidiary of LBI, which is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, Holdings and LBI may be deemed to be the beneficial owners of the Common Units held by LB I Group.

MLP Opport. Fund is the actual owner of the 193,182 of the Common Units reported herein. MLP Opport. Assoc LP is the general partner of MLP Opport. Fund.   MLP Opport. Assoc LLC is the general partner of MLP Opport. Assoc LP and is wholly-owned by Holdings.

Under the rules and regulations of the Securities and Exchange Commission, MLP Opport. Assoc LP, MLP Opport. Assoc LLC and Holdings may be deemed to be the beneficial owners of the Common Units owned by MLP Opport. Fund.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification
☐

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

☒

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Senior Vice President
Name/Title

LB I GROUP INC.
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP
/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

/s/ Barrett S. DiPaolo
Signature
Barrett S. DiPaolo Authorized Signatory
Name/Title

EXHIBIT A—JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

February 13, 2008
Date

LEHMAN BROTHERS HOLDINGS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Vice President
Name/Title

LEHMAN BROTHERS INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Senior Vice President
Name/Title

LB I GROUP INC.

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LLC

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY ASSOCIATES LP

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title

LEHMAN BROTHERS MLP OPPORTUNITY FUND LP

/s/ Barrett S. DiPaolo
Signature

Barrett S. DiPaolo Authorized Signatory
Name/Title